UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 21, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX GENERATES STRONG EARNINGS AND CASH FLOWS IN SECOND QUARTER
July 20, 2005
Methanex Corporation recorded net income of US$62.9 million (US$0.53 diluted net income per share) and generated EBITDA1 of US$119.6 million for the second quarter ended June 30, 2005. This compares with net income of US$52.4 million (US$0.42 diluted net income per share) and EBITDA of US$94.4 million for the same period in 2004. In the first quarter of 2005, the Company reported net income of US$76.0 million (US$0.63 diluted net income per share) and EBITDA of US$134.7 million.
Bruce Aitken, President and CEO of Methanex commented, “We are pleased that we were able to deliver another quarter of strong earnings and cash flows for our shareholders. Methanol pricing remained strong and relatively stable in the second quarter underpinned by continued high global energy prices. Our average realized price for the second quarter of 2005 was US$256 per tonne compared with US$262 per tonne for the previous quarter and US$225 per tonne for the second quarter of 2004. ”
Mr. Aitken continued, “In early July 2005 our new Chile IV plant reached its technical production milestone which means that the plant produced on-specification methanol at a rate of 85% of its design capacity. The addition of Chile IV increases our global low cost production capability to 5.8 million tonnes per year and significantly improves our ability to generate cash throughout the methanol price cycle. The plant is operating very well and we are currently shipping methanol from Chile IV to our customers.”
Mr. Aitken added, “We continue to face uncertainty with respect to gas supply for our Chilean facilities, however, daily curtailments of natural gas to our plants have been reduced in July compared with June. We believe that the curtailments we have suffered in 2004 and 2005 have been aggravated by cold weather in Argentina. We are taking several short and long term steps to mitigate further production losses including re-scheduling maintenance turnarounds to the Southern Hemisphere winter months and working closely with our gas suppliers and the governments of Argentina and Chile.”
-more-

[1]	For a definition of EBITDA, please refer to “Additional Information — Supplemental Non-GAAP Measure” included in the accompanying Interim Report.

-continued-
Mr. Aitken concluded, “Our balance sheet and cash generation remained very strong this quarter. With US$266 million cash on hand at the end of the second quarter and a US$250 million undrawn credit facility, we have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders. As we enter the third quarter, our posted reference prices have been reduced slightly with prices for July ranging from US$267 to $299 per tonne (US$0.80 to $0.90 per gallon) before discounts. However, we believe that industry fundamentals will remain strong and above average pricing will be maintained for the third quarter.”
A conference call is scheduled for Thursday, July 21 at 11:00 am EDT (8:00 am PDT) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 261997. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”
-end-

For further information, contact:
Wendy Bach
Director, Investor Relations
Tel: 604.661.2600

Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.

2
Interim Report
For the six months ended
June 30, 2005
At July 19, 2005 the Company had 117,628,467 common shares issued and outstanding and stock options exercisable for 828,475 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Second Quarter Management’s Discussion and Analysis
Except where otherwise noted, all currency amounts are stated in United States dollars.
This second quarter 2005 Management’s Discussion and Analysis should be read in conjunction with the 2004 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2004 Annual Report. The Methanex 2004 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except where noted)	2005	2005	2004	2005	2004

Sales volumes (thousands of tonnes)
Company produced:
Chile and Trinidad	1,129	1,127	795	2,256	1,749
Kitimat and New Zealand	203	248	438	451	711

	1,332	1,375	1,233	2,707	2,460
Purchased methanol	269	296	600	565	1,135
Commission sales[1]	158	145	—	303	—

	1,759	1,816	1,833	3,575	3,595

Average realized methanol price ($ per tonne)[2]	256	262	225	259	224
Methanex average non-discounted posted price ($ per tonne)[3]	308	310	252	309	251
Operating income	98.1	114.7	77.8	212.8	151.1
Net income	62.9	76.0	52.4	139.0	99.2
Cash flows from operating activities[4]	99.1	116.0	81.8	215.2	162.5
EBITDA[5]	119.6	134.7	94.4	254.3	187.7
Basic net income per common share	0.53	0.63	0.43	1.17	0.81
Diluted net income per common share	0.53	0.63	0.42	1.16	0.80
Weighted average number of common shares outstanding (millions of shares)	118.4	120.0	122.9	119.2	122.5
Diluted weighted average number of common shares outstanding (millions of shares)	118.9	121.3	124.2	120.0	123.9
Number of common shares outstanding, end of period (millions of shares)	117.6	119.5	122.9	117.6	122.9

[1]	Commission sales volumes represent volumes marketed on a commission basis. Commissions earned are included in revenue.

[2]	Average realized methanol price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume.

[4]	Before changes in non-cash working capital.

[5]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income and income taxes. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information — Supplemental Non-GAAP Measure”.
METHANEX CORPORATION 2005 SECOND QUARTER REPORT 1

Strong Financial Results
For the second quarter of 2005 we recorded EBITDA of $119.6 million and net income of $62.9 million (diluted net income per share of $0.53). This compares with EBITDA of $134.7 million and net income of $76.0 million (diluted net income per share of $0.63) for the first quarter of 2005 and EBITDA of $94.4 million and net income of $52.4 million (diluted net income per share of $0.42) for the second quarter of 2004. For the six month period ended June 30, 2005, we recorded EBITDA of $254.3 million and net income of $139.0 million (diluted net income per share of $1.16) compared with EBITDA of $187.7 million and net income of $99.2 million (diluted net income per share of $0.80) during the same period in 2004.
During the second quarter of 2005, we experienced curtailments of natural gas to our Chilean facilities and as a result we experienced a total reduction of approximately 56,000 tonnes of methanol production at our Chilean facilities in Q2 2005 compared with what we would otherwise have produced, which takes into account planned gradual production increases associated with the start up of Chile IV. Refer to Production Summary for further information regarding curtailments of natural gas to our facilities in Chile.
EBITDA
Commencing in 2005, we are providing separate discussion of the change in EBITDA related to our Kitimat and New Zealand facilities. Accordingly, the average realized price, total cash cost and sales volume variances represent the change in EBITDA excluding the change related to sales of Kitimat and New Zealand produced methanol. The change in cash margin earned by our Kitimat and New Zealand facilities is presented and analyzed separately. For a further discussion of the definitions and calculations used in our EBITDA variance analysis, refer to How We Analyze Our Business provided at the end of this Management’s Discussion and Analysis.
The change in EBITDA resulted from the following:

	Q2 2005	Q2 2005	YTD Q2 2005
	compared with	compared with	compared with
($ millions)	Q1 2005	Q2 2004	YTD Q2 2004

Increase (decrease) related to changes in:
Average realized price	(7)	37	79
Total cash cost	(3)	(18)	(22)
Sales volumes	—	36	52
Margin earned from Kitimat and New Zealand facilities	(7)	(26)	(33)
Margin on the sale of purchased methanol	2	(4)	(9)

	(15)	25	67

Average realized methanol price
We continue to operate in a favourable price environment underpinned by high North American natural gas prices and high global energy prices. Our average realized price for the second quarter of 2005 was $256 per tonne compared with $262 per tonne for the first quarter of 2005 and $225 per tonne for the second quarter of 2004. Our average realized price for the first half of 2005 was $259 per tonne compared with $224 per tonne for the first half of 2004. The impact on EBITDA of changes in the average realized price for produced methanol is included in the above table.
The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the second quarter of 2005 our average realized price was approximately 17% lower than our average non-discounted posted price. This compares with approximately 15% lower for the first quarter of 2005 and 11% lower for the second quarter of 2004. In order to reduce the impact of cyclical pricing on our earnings, for a portion of our production volume we have positioned ourselves with certain global customers under long-term contracts where prices are either fixed or linked to our costs plus a margin. For the

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 2

second quarter of 2005, sales volumes under these long-term contracts represent a higher proportion of our total sales volumes as compared with the first quarter and as a result the discount increased. The discount from our non-discounted posted prices should narrow during periods of lower pricing and during periods of higher total sales volumes. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a component of our prudent approach to liquidity.
Total cash cost
Maintaining a low cost structure provides a competitive advantage in a commodity industry and is a key element of our strategy. Our low cost production facilities in Chile and Trinidad are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that are linked to methanol prices above a pre-determined floor price. We believe this enables these facilities to be competitive throughout the methanol price cycle.
Total cash costs for the second quarter of 2005 were higher than in the first quarter of 2005 by $3 million primarily as a result of higher natural gas costs for our Atlas facility as reduced production caused by a technical problem impacted our gas consumption efficiency rate. Total cash costs for the second quarter of 2005 and the six months ended June 30, 2005 were higher than in the comparable periods in 2004 by $18 million and $22 million, respectively. The increase in cash costs for these periods primarily relates to the impact of higher methanol prices on natural gas costs at our Chile and Trinidad facilities.
Sales volumes
Our sales volumes of methanol produced at our low cost Chile and Trinidad facilities for the second quarter of 2005 of 1.1 million tonnes was comparable to the first quarter of 2005. During the second quarter of 2004 our sales volumes of Chile and Trinidad production was 0.8 million tonnes. For the six months ended June 30, 2005, we sold 2.3 million tonnes of methanol produced at our Chile and Trinidad facilities compared with 1.7 million tonnes in the same period in 2004. The increase in sales volumes in 2005 compared with 2004 is primarily related to sales of production from our Atlas facility, which commenced operations during the third quarter of 2004. The impact on EBITDA of higher sales volumes of methanol produced at our Chile and Trinidad facilities is included in the EBITDA variance analysis table.
Margin earned from Kitimat and New Zealand facilities
Although our Kitimat and New Zealand facilities generated positive cash margins during the second quarter of 2005, the margin earned by these facilities was $7 million lower than in the first quarter of 2005 primarily due to lower sales volumes of production from our New Zealand facility and higher costs for natural gas at both facilities. Lower cash margins for our Kitimat and New Zealand facilities decreased EBITDA for the second quarter and first half of 2005 compared with the same periods in 2004 by $26 million and $33 million, respectively. The decrease in cash margin primarily relates to lower sales volumes of New Zealand production, increased cash costs in New Zealand and higher natural gas costs for our Kitimat facility. Our costs in New Zealand were lower in 2004, primarily as a result of favourable New Zealand dollar foreign currency forward contracts that expired during the third quarter of 2004.
Margin on the sale of purchased methanol
We purchase additional methanol produced by others on the spot market or through long-term offtake contracts in order to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. We incurred a loss of $1 million on the sale of 0.3 million tonnes during the second quarter of 2005 compared with a loss of $3 million on the sale of 0.3 million tonnes for the first quarter of 2005 and a gain of $3 million on the sale of 0.6 million tonnes for the second quarter of 2004. For the six month period ended June 30, 2005, we incurred a loss of $4 million on the resale of purchased methanol compared with a gain of $5 million for the same period in 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 3

Depreciation and Amortization
Depreciation and amortization was $22 million for the second quarter of 2005 compared with $20 million for the first quarter of 2005 and $17 million for the same period in 2004. For the six month period ended June 30, 2005, depreciation and amortization was $41 million compared with $37 million for the same period in 2004. The increase in depreciation and amortization for 2005 compared with 2004 is primarily due to the depreciation of the Atlas methanol facility which commenced operations during the third quarter of 2004. The increase in depreciation and amortization for the second quarter of 2005 compared with the first quarter of 2005 is primarily due to depreciation recorded for our Titan methanol facility during a maintenance turnaround in the second quarter.
Interest Expense & Interest and Other Income

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2005	2005	2004	2005	2004

Interest expense before interest capitalized	$14	$13	$12	$27	$27
Less capitalized interest:
Chile IV	(3)	(4)	(3)	(7)	(8)
Atlas	—	—	(4)	—	(6)

Interest expense	$11	$9	$5	$20	$13

Interest and other income	$—	$1	$—	$1	$4

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Atlas methanol facility commenced operations during the third quarter of 2004 and Chile IV entered the start up phase of production and commenced operations in June 2005.
The change in interest and other income for the six month period ended June 30, 2005 compared with the same period in 2004 relates primarily to the impact on earnings of changes in foreign exchange rates.
Income Taxes
The effective income tax rate for the second quarter of 2005 was 28% compared with 28% for the second quarter of 2004. The statutory tax rate in Chile and Trinidad, where we earn substantially all of our pre-tax earnings, is 35%. Our 850,000 tonne per year Titan facility in Trinidad was subject to a tax holiday that expired in June 2005. The Atlas facility in Trinidad has an agreement whereby the tax rate will increase over a ten year period from 0% to 35%.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 4

Production Summary

	Q2 2005		Q1 2005	Q2 2004	YTD Q2 2005	YTD Q2 2004
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production
Chile and Trinidad:
Chile I, II, III and IV1	764	702	727	666	1,429	1,362
Titan	212	135	202	220	337	410
Atlas (63.1% interest)	267	252	235	—	487	—

	1,243	1,089	1,164	886	2,253	1,772
Other:
New Zealand	132	103	120	229	223	518
Kitimat	125	120	119	121	239	243

	257	223	239	350	462	761

	1,500	1,312	1,403	1,236	2,715	2,533

During the second quarter of 2005 we experienced curtailments of natural gas to our Chilean facilities and as a result we experienced a total reduction of approximately 56,000 tonnes of methanol production at our Chile facilities in Q2 2005 compared to what we would otherwise have produced, which takes into account planned gradual production increases associated with the start up of Chile IV. Argentina has been experiencing an energy crisis brought about primarily as a result of price regulation of domestic natural gas and a dramatic devaluation of the Argentina peso against the U.S. dollar. As a result, domestic demand for natural gas has increased and, at the same time, low gas prices have discouraged new supply and investments in infrastructure. In 2004, gas curtailments resulted in the loss of approximately 50,000 tonnes of production at our Chilean facilities, all of which occurred during the Southern Hemisphere winter months of May through August. In May 2005, we lost a small amount of methanol production over a two-day period due to gas curtailments. However, in mid-June, curtailments recommenced and were more significant than those experienced in 2004. These curtailments have ranged widely in June and July, from days when more than half of the nominated gas we requested was curtailed to other days when we received all of our nominated gas.
To mitigate the impact of current curtailments, we have rescheduled regular maintenance turnarounds for the Chile II and III plants, initially planned for later this year, to take place during July and August, respectively. Over the period from July 1 to July 19, we have experienced a reduction of approximately 15,000 tonnes of methanol production at our Chilean facilities compared to what we would otherwise have produced, which takes into account gradual production increases associated with the start up of Chile IV and excludes foregone production associated with a regular maintenance turnaround for Chile II.
We believe that recent curtailments have been influenced by actions of the Argentine government, including the reallocation of gas entitlements, as well as by cold weather conditions, greater domestic demand in Argentina, the timing of increases of gas production and other dynamics related to the energy crisis in Argentina. We have had discussions with Argentine and Chilean governmental authorities and natural gas suppliers to explore alternatives to address the current and any future potential curtailments. However, we cannot assure you that our discussions will lead to successful actions to address this situation or that production losses will not persist beyond the Southern Hemisphere winter months.
During the second quarter of 2005, we successfully completed a planned catalyst replacement and turnaround at our Titan facility in Trinidad. The Atlas plant has been undergoing a three-week maintenance turnaround since mid-July to correct a technical problem that caused the plant to produce below capacity.
We have restructured our New Zealand operations over the past two years due to natural gas supply constraints and have reduced our operations to the 530,000 tonne per year Waitara Valley plant. We have positioned the New Zealand operations to

[1] The Q2 2005 capacity for our Chilean facilities includes the actual production volume during the period for Chile IV.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 5

be flexible and will continue to critically assess our operating plan during 2005 with consideration given to prevailing market conditions and our ability to generate positive cash margins.
During the first and second quarters of 2005, production from our Kitimat facility was near capacity. We are currently exploring alternatives for our Kitimat facility, which could result in the shutdown of this plant. However, we are obligated to supply ammonia under an offtake agreement with the former owner of the ammonia production assets located adjacent to our Kitimat methanol facility and this limits our flexibility to shut down the plant prior to December 31, 2005. In addition, if we shut down this plant, we will be required to make a buy-out payment to the public utility that transports natural gas to the plant, and we will incur employee severance and other costs.
Supply/Demand Fundamentals
Supply and demand fundamentals remained favourable during the second quarter of 2005 and resulted in the continuation of a high methanol price environment. Our 840,000 tonne per year Chile IV facility commenced operations late in the second quarter. The 1.8 million tonne MHTL plant in Trinidad will be the next large scale methanol plant to be completed in 2005 with operations expected to commence towards the end of the third quarter. We believe that the impact of these supply additions in 2005 will be largely offset by increased demand and further shutdowns of higher cost methanol facilities. The 0.6 million tonne per year Celanese Clear Lake methanol facility in Texas shut down in June 2005 and approximately 2.8 million tonnes of North American production capacity continues to operate, including our 0.5 million tonne per year Kitimat facility. We also have 0.5 million tonnes per year of flexible production in New Zealand which is currently operating.
In addition to these large-scale capacity additions there are a number of smaller-scale plants in China expected to be completed during 2005. We continue to believe that substantially all Chinese methanol production will be consumed within the Chinese market. There are difficulties associated with exporting methanol from China including product quality and plant reliability issues and high costs.
Methanex non-discounted posted prices for July 2005 are $299 per tonne ($0.90 per gallon) in the United States and $280 per tonne in Asia. In Europe, the Q3 2005 posted contract price decreased by €10 to settle at €220 (US$267 per tonne at the time of settlement compared with US$304 at April 2005). Currently, spot prices in the United States are approximately $259 per tonne ($0.78 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately €210 per tonne. Prices in Asia are currently between $235 and $245 per tonne.
Methanex Non Discounted Regional Posted Contract Prices

	Jul	Apr
US$ per tonne	2005	2005

United States	$299	$316
Europe*	$267	$304
Asia	$280	$302

*	The European contract transaction price is €220 at July 2005 (April 2005 — €230) and is presented in the above table in United States dollars converted at the date of settlement.
Liquidity and Capital Resources
Cash flows from operating activities before changes in non-cash working capital in the second quarter of 2005 were $99.1 million compared with $81.8 million for the same period in 2004. For the six-month period ended June 30, 2005, cash flows from operating activities before changes in non-cash working capital were $215.2 million compared with $162.5 million for the same period in 2004. The changes in cash flows from operating activities before changes in non-cash working capital are primarily the result of changes in the level of earnings.
During the second quarter of 2005, we repurchased for cancellation 1.7 million shares at an average price of US$17.99 per share under a normal course issuer bid that expired May 16, 2005. On closing of this bid, we had repurchased a total of 9.2 million common shares. On May 5, 2005, we announced a new normal course issuer bid that commenced May 17, 2005 under which we may repurchase for cancellation up to 5.9 million of our common shares. During the second quarter of 2005, we repurchased 0.6 million common shares under this bid at an average price of US$18.83 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 6

Also during the second quarter of 2005, our Board of Directors approved a 37.5% increase in our regular quarterly dividend to shareholders, from US$0.08 per share to US$0.11 per share. Accordingly, during the second quarter we paid a quarterly dividend of US$0.11 per share, or approximately $13 million.
Capital expenditures for Chile IV during the second quarter of 2005 were $20 million and the remaining costs to complete the facility at June 30, 2005 are estimated to be $20 million. During the second quarter of 2005, we incurred $23 million of other capital expenditures, primarily related to the catalyst replacement and turnaround completed at our Titan facility during the quarter, expenditures in advance of the July Atlas maintenance turnaround and expenditures related to the expansion of our in-market storage facilities in Korea.
We have excellent financial capacity and flexibility. Our cash balance at June 30, 2005 was $266 million and we have an undrawn $250 million credit facility. During the second quarter we finalized a $250 million five-year revolving credit facility, which replaces our previous three-year facility, which would have expired at the end of 2006. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $75 million from the third quarter of 2005 to the end of 2007. We have $250 million of unsecured notes due August 2005 and are currently reviewing our refinancing options.
We have the financial capacity to complete Chile IV and our capital maintenance spending program, pursue new opportunities to enhance our strategic position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.
The credit ratings for our unsecured notes at June 30, 2005 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
Short-term Outlook
As we enter the third quarter, methanol pricing remains strong. Planned plant outages during the third quarter, including turnarounds at our Chile II, Chile III and Atlas facilities, will reduce available methanol supply. We believe that the start up of the MHTL plant in Trinidad, expected towards the end of the third quarter of 2005, will be largely offset by further shutdowns of higher cost methanol production and increased demand. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.
July 20, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 7

Additional Information
Supplemental Non-gaap Measure
In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents a supplemental non-GAAP measure, EBITDA. This supplemental non-GAAP measure does not have a standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Management believes this measure is useful in assessing performance and highlighting trends on an overall basis. Management also believes EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income and income taxes. This measure should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.
EBITDA
The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2005	2005	2004	2005	2004

Cash flows from operating activities	$115,488	$93,821	$103,546	$209,309	$157,900
Add (deduct):
Changes in non-cash working capital	(16,344)	22,215	(21,708)	5,871	4,584
Other non-cash operating expenses	(4,791)	(4,500)	(2,130)	(9,291)	(3,764)
Interest expense	10,514	9,061	4,800	19,575	12,629
Interest and other income	(108)	(1,262)	431	(1,370)	(3,559)
Income taxes — current	14,831	15,365	9,426	30,196	19,926

EBITDA	$119,590	$134,700	$94,365	$254,290	$187,716

Quarterly Financial Data (unaudited)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2005	2005	2004	2004

Revenue	$410,914	$438,300	$485,408	$428,840
Net income	62,935	76,032	66,061	71,178
Basic net income per common share	0.53	0.63	0.55	0.59
Diluted net income per common share	0.53	0.63	0.54	0.58

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2004	2004	2003	2003

Revenue	$412,283	$392,953	$358,421	$340,180
Net income (loss)	52,375	46,830	(111,696)	(9,253)
Basic net income (loss) per common share	0.43	0.39	(0.93)	(0.08)
Diluted net income (loss) per common share	0.42	0.38	(0.93)	(0.08)

Our quarterly revenues are not materially impacted by seasonality.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 8

How We Analyze Our Business
We review our results of operations by analyzing changes in the components of our EBITDA, depreciation and amortization, interest expense, interest and other income and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the impact of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
The discussion of purchased methanol and its impact on our results of operations is more meaningfully discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. We previously allocated storage and handling costs to each source of product for the purposes of this analysis. These costs are now included in the cost variance described below as they do not fluctuate significantly from one period to another and are not impacted by the sales volumes of purchased methanol.
Commencing in 2005, we are providing discussion of the change in EBITDA related to our Kitimat and New Zealand facilities separately from the change in EBITDA related to our Chile and Trinidad facilities. The average realized price, total cash cost and sales volume variances described below and included in this Management’s Discussion and Analysis represent the change in EBITDA excluding the change related to sales of Kitimat and New Zealand produced methanol. The change in cash margin related to our Kitimat and New Zealand facilities is presented separately. Natural gas is the primary feedstock at our methanol production facilities. Our low cost Chile and Trinidad production hubs are underpinned by long-term low cost take-or-pay natural gas purchase contracts with pricing terms that vary with methanol prices. We believe this relationship enables these facilities to be competitive throughout the methanol price cycle and accordingly, changes in the average realized price, sales volume and total cash cost for methanol produced at these facilities are the key drivers of changes in our EBITDA. In comparison, our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our EBITDA.
The price, cost and volume variances included in our EBITDA analysis are defined and calculated as follows:

PRICE	The change in our EBITDA as a result of changes in average realized methanol price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of methanol produced at our Chile and Trinidad facilities. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol.

COST	The change in our EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in variable cash cost per tonne multiplied by the sales volume of methanol produced at our Chile and Trinidad facilities in the current period, plus the change in fixed production costs, selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in our EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of methanol produced at our Chile and Trinidad facilities multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the difference between the selling price per tonne and the variable cash cost per tonne.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 9

Forward-Looking Statements
Statements made in this document that are based on our current expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience and perception of trends, current conditions, expected future developments and other factors. By their nature, forward-looking statements involve uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.
Important factors that can cause anticipated outcomes to differ materially from actual outcomes include worldwide economic conditions; conditions in the methanol and other industries, including the supply and demand balance for methanol; actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; the risks attendant with methanol production and marketing, including operational disruption; the risks associated with carrying out capital expenditure projects, including disruptions during the start up phase of our Chile IV plant or that this project will be completed on budget; availability and price of natural gas feedstock; foreign exchange risk; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; the risks associated with investments and operations in multiple jurisdictions and other risks that we may describe in publicly available documents filed from time to time with securities commissions.
Having in mind these and other factors, many of which are described in this document, readers are cautioned not to place undue reliance on forward-looking statements. We do not guarantee that anticipated outcomes made in forward-looking statements will be realized.

MANAGEMENT’S DISCUSSION AND ANALYSIS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 10

Methanex Corporation

Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of shares and per share amounts)

	three months ended		six months ended
	jun 30	jun 30	jun 30	jun 30
	2005	2004	2005	2004

Revenue	$410,914	$412,283	$849,214	$805,236
Cost of sales and operating expenses	291,324	317,918	594,924	617,520
Depreciation and amortization	21,531	16,565	41,484	36,629

Operating income before undernoted items	98,059	77,800	212,806	151,087
Interest expense (note 7)	(10,514)	(4,800)	(19,575)	(12,629)
Interest and other income (expense)	108	(431)	1,370	3,559

Income before income taxes	87,653	72,569	194,601	142,017

Income taxes:
Current	(14,831)	(9,426)	(30,196)	(19,926)
Future	(9,887)	(10,768)	(25,438)	(22,886)

	(24,718)	(20,194)	(55,634)	(42,812)

Net income	$62,935	$52,375	$138,967	$99,205

Net income per common share:
Basic	$0.53	$0.43	$1.17	$0.81
Diluted	$0.53	$0.42	$1.16	$0.80

Weighted average number of common shares outstanding:
Basic	118,369,623	122,915,405	119,162,266	122,503,561
Diluted	118,938,355	124,247,101	119,982,283	123,903,147

Period end number of common shares outstanding	117,627,617	122,907,392	117,627,617	122,907,392
See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 11

Methanex Corporation
Consolidated Balance Sheets
(thousands of U.S. dollars)

	JUN 30	DEC 31
	2005	2004
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$266,112	$210,049
Receivables	245,509	293,207
Inventories	144,400	142,164
Prepaid expenses	18,664	16,480

	674,685	661,900
Property, plant and equipment (note 2)	1,390,680	1,366,787
Other assets	91,612	96,194

	$2,156,977	$2,124,881

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$181,901	$230,758
Current maturities on long-term debt and other long-term liabilities	271,588	268,303

	453,489	499,061
Long-term debt (note 4)	343,932	350,868
Other long-term liabilities	58,423	60,170
Future income taxes	290,976	265,538
Shareholders’ equity:
Capital stock	519,465	523,255
Contributed surplus	2,820	3,454
Retained earnings	487,872	422,535

	1,010,157	949,244

	$2,156,977	$2,124,881

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 12

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	NUMBER OF				TOTAL
	COMMON	CAPITAL	CONTRIBUTED	RETAINED	SHAREHOLDERS’
	SHARES	STOCK	SURPLUS	EARNINGS	EQUITY

Balance, December 31, 2003	120,007,767	$499,258	$7,234	$279,039	$785,531
Year ended December 31, 2004
Net income	—	—	—	236,444	236,444
Compensation expense related to stock options included in net income	—	—	1,738	—	1,738
Proceeds on issue of shares on exercise of stock options	6,158,250	44,654	—	—	44,654
Reclassification of grant date fair value on exercise of stock options	—	5,518	(5,518)	—	—
Payment for shares repurchased	(6,143,600)	(26,175)	—	(59,545)	(85,720)
Dividend payments	—	—	—	(33,403)	(33,403)

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Three month period ended March 31, 2005
Net income	—	—	—	76,032	76,032
Compensation expense related to stock options included in net income	—	—	530	—	530
Proceeds on issue of shares on exercise of stock options	760,375	6,269	—	—	6,269
Reclassification of grant date fair value on exercise of stock options	—	1,111	(1,111)	—	—
Payment for shares repurchased	(1,321,500)	(5,679)	—	(18,821)	(24,500)
Dividend payments	—	—	—	(9,599)	(9,599)

Balance, March 31, 2005	119,461,292	$524,956	$2,873	$470,147	$997,976
Three month period ended June 30, 2005
Net income	—	—	—	62,935	62,935
Compensation expense related to stock options included in net income	—	—	786	—	786
Proceeds on issue of shares on exercise of stock options	494,225	3,675	—	—	3,675
Reclassification of grant date fair value on exercise of stock options	—	839	(839)	—	—
Payment for shares repurchased	(2,327,900)	(10,005)	—	(32,268)	(42,273)
Dividend payments	—	—	—	(12,942)	(12,942)

Balance, June 30, 2005	117,627,617	$519,465	$2,820	$487,872	$1,010,157

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 13

Methanex Corporation
Consolidated Statements of Cash Flows(unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUN 30	JUN 30	JUN 30	JUN 30
	2005	2004	2005	2004

Cash Flows From Operating Activities
Net income	$62,935	$52,375	$138,967	$99,205
Add:
Depreciation and amortization	21,531	16,565	41,484	36,629
Future income taxes	9,887	10,768	25,438	22,886
Other	4,791	2,130	9,291	3,764

Cash flows from operating activities before undernoted changes	99,144	81,838	215,180	162,484
Receivables	14,108	(4,073)	47,698	(21,196)
Inventories	7,287	35,316	(152)	15,967
Prepaid expenses	(7,477)	(3,531)	(2,184)	(2,351)
Accounts payable and accrued liabilities	2,426	(6,004)	(51,233)	2,996

	115,488	103,546	209,309	157,900

Cash Flows From Financing Activities
Payment for shares repurchased	(42,273)	(17,916)	(66,773)	(17,916)
Dividend payments	(12,942)	(7,095)	(22,541)	(14,418)
Proceeds on issue of shares on exercise of stock options	3,675	15,568	9,944	31,811
Repayment of limited recourse long-term debt	(4,032)	—	(4,032)	(182,758)
Proceeds on issue of limited recourse long-term debt	—	10,627	—	14,887
Release of restricted cash	—	—	—	14,258
Repayment of other long-term liabilities	(6,708)	(13)	(7,640)	(3,926)

	(62,280)	1,171	(91,042)	(158,062)

Cash Flows From Investing Activities
Plant and equipment under construction	(19,766)	(55,284)	(31,958)	(86,615)
Property, plant and equipment	(22,758)	(4,105)	(31,236)	(7,337)
Accounts payable and accrued liabilities related to capital expenditures	(895)	9,666	2,376	10,528
Other assets	(1,091)	(2,106)	(1,386)	(2,106)

	(44,510)	(51,829)	(62,204)	(85,530)

Increase (decrease) in cash and cash equivalents	8,698	52,888	56,063	(85,692)
Cash and cash equivalents, beginning of period	257,414	149,283	210,049	287,863

Cash and cash equivalents, end of period	$266,112	$202,171	$266,112	$202,171

Supplementary Cash Flow Information
Interest paid, net of capitalized interest	$1,421	$—	$17,327	$18,022
Income taxes paid, net of amounts refunded	$17,113	$22,470	$23,852	$27,675

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 14

Methanex Corporation

Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of United States dollars.
1. Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2004 Annual Report.
2. Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value

June 30, 2005
Plant and equipment	$2,697,002	$1,339,671	$1,357,331
Other	64,759	31,410	33,349

	$2,761,761	$1,371,081	$1,390,680

December 31, 2004
Plant and equipment	$2,422,148	$1,302,701	$1,119,447
Plant and equipment under construction	222,443	—	222,443
Other	53,976	29,079	24,897

	$2,698,567	$1,331,780	$1,366,787

During June 2005, Chile IV entered the start up phase of operations and the cost has been reclassified from plant and equipment under construction to plant and equipment.
3. Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). The joint venture has constructed a 1.7 million tonne per year methanol plant in Trinidad that began operations in July 2004.
Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	Jun 30, 2005	Dec 31, 2004

Consolidated Balance Sheets:
Cash and cash equivalents	$19,992	$13,981
Other current assets	22,041	21,677
Property, plant and equipment	282,416	284,336
Other assets	14,836	14,930
Current liabilities, excluding current maturities on long-term debt	11,602	30,112
Long-term debt, including current maturities	154,980	159,012

METHANEX CORPORATION 2005 SECOND QUARTER REPORT 15

3. Interest in Atlas joint venture (continued):

	Three Months Ended		Six Months Ended
	Jun 30, 2005	Jun 30, 2004	Jun 30, 2005	Jun 30, 2004

Consolidated Statements of Income:

Revenue	$62,426	$—	$123,110	$—
Expenses	37,283	—	71,965	—

Net income	$25,143	$—	$51,145	$—

Consolidated Statements of Cash Flows:
Cash inflows from operating activities	$30,981	$—	$38,093	$—
Cash inflows (outflows) from financing activities	(4,032)	10,627	(4,032)	14,887
Cash outflows from investing activities	(2,216)	(20,067)	(3,808)	(42,414)

4. Long-term debt:

	Jun 30, 2005	Dec 31, 2004

Unsecured notes	$449,989	$449,920
Atlas limited recourse debt facilities	154,980	159,012

	604,969	608,932
Less current maturities	(261,037)	(258,064)

	$343,932	$350,868

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.
5. Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	Jun 30, 2005	Jun 30, 2004	Jun 30, 2005	Jun 30, 2004

Denominator for basic net income per common share	118,369,623	122,915,405	119,162,266	122,503,561
Effect of dilutive stock options	568,732	1,331,696	820,017	1,399,586

Denominator for diluted net income per common share	118,938,355	124,247,101	119,982,283	123,903,147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 16

6. Stock-based compensation:
(a) Stock options:
     i) Incentive stock options:
     Common shares reserved for outstanding incentive stock options at June 30, 2005:

	Options Denominated in CAD$		Options Denominated in US$
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2004	784,675	$10.82	1,397,000	$8.36
Granted	—	—	652,750	17.73
Exercised	(311,550)	12.26	(370,325)	7.81
Cancelled	(15,500)	14.63	—	—

Outstanding at March 31, 2005	457,625	$9.70	1,679,425	$12.13
Exercised	(92,250)	10.06	(326,475)	8.08
Cancelled	—	—	(4,850)	9.64

Outstanding at June 30, 2005	365,375	$9.61	1,348,100	$13.12

As at June 30, 2005, 365,375 incentive stock options denominated in CAD$ and 408,950 incentive stock options denominated in US$ had vested and were exercisable at average prices of CAD$9.61 and US$8.17, respectively.
ii) Performance stock options:
Common shares reserved for outstanding performance stock options at June 30, 2005:

	Number of	Average exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2004	204,000	$4.47
Exercised	(78,500)	4.47

Outstanding at March 31, 2005	125,500	$4.47
Exercised	(75,500)	4.47

Outstanding at June 30, 2005	50,000	$4.47

As at June 30, 2005, all outstanding performance stock options have vested and are exercisable.
iii) Compensation expense related to stock options:
Compensation expense related to stock options included in cost of sales and operating expenses is $0.8 million for the three month period ended June 30, 2005 (2004 — $0.3 million) and $1.3 million for the six month period ended June 30, 2005 (2004 — $1.1 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Risk-free interest rate	4%	3%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	43%	35%

For the six month period ended June 30, 2005, the weighted average grant date fair value of stock options granted was US$6.59 per share (2004 — US$3.63 per share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 17

6. Stock-based compensation (continued):
(b) Deferred and restricted share units:
     Deferred and restricted share units outstanding at June 30, 2005 are as follows:

	Number of	Number of
	Deferred Share	Restricted Share
	Units	Units

Outstanding at December 31, 2004	455,519	1,014,313
Granted	73,912	561,150
Dividend equivalents	1,876	4,167
Redeemed	—	(8,366)

Outstanding at March 31, 2005	531,307	1,571,264
Granted	3,163	—
Dividend equivalents	3,549	9,465
Redeemed	—	(21,306)
Cancelled	—	(33,900)

Outstanding at June 30, 2005	538,019	1,525,523

The fair value of deferred and restricted share units at June 30, 2005 was $35.9 million compared with an accrued value of $20.0 million. Compensation expense related to deferred and restricted share units included in cost of sales and operating expenses is $1.0 million for the three month period ended June 30, 2005 (2004 — $2.7 million) and $5.0 for the six month period ended June 30, 2005 (2004 — $4.8 million).
7. Interest expense:

	Three Months Ended		Six Months Ended
	Jun 30, 2005	Jun 30, 2004	Jun 30, 2005	Jun 30, 2004

Interest expense before capitalized interest	$14,072	$12,338	$27,339	$27,102
Less capitalized interest	(3,558)	(7,538)	(7,764)	(14,473)

	$10,514	$4,800	$19,575	$12,629

8. Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and six month periods ended June 30, 2005 was $1.5 million (2004 — $1.7 million) and $2.5 million (2004 — $3.3 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 18

Methanex Corporation
Quarterly History (unaudited)

	2005	Q2	Q1	2004	Q4	Q3	Q2	Q1	2003	Q4	Q3	Q2	Q1

Methanol Sales Volumes
(thousands of tonnes)

Company produced	2,707	1,332	1,375	5,298	1,531	1,307	1,233	1,227	4,933	1,328	1,200	1,211	1,194
Purchased product	565	269	296	1,960	402	423	600	535	1,392	399	350	332	311
Commission sales[1]	303	158	145	169	128	41	—	—	254	—	—	55	199

	3,575	1,759	1,816	7,427	2,061	1,771	1,833	1,762	6,579	1,727	1,550	1,598	1,704

Methanol Production
(thousands of tonnes)

Chile	1,429	702	727	2,692	690	640	666	696	2,704	640	624	732	708
Titan, Trinidad	337	135	202	740	154	176	220	190	577	222	202	153	—
Atlas, Trinidad (63.1%)	487	252	235	421	264	157	—	—	—	—	—	—	—
New Zealand	223	103	120	1,088	266	304	229	289	968	158	229	225	356
Kitimat	239	120	119	486	122	121	121	122	449	109	91	122	127

	2,715	1,312	1,403	5,427	1,496	1,398	1,236	1,297	4,698	1,129	1,146	1,232	1,191

Methanol Price[2]

($/tonne)	259	256	262	237	251	248	225	223	224	208	219	245	227
($/gallon)	0.78	0.77	0.79	0.71	0.75	0.75	0.68	0.67	0.67	0.63	0.66	0.74	0.68

Per Share Information ($ per share)

Basic net income (loss)	$1.17	0.53	0.63	1.95	0.55	0.59	0.43	0.39	0.01	(0.93)	(0.08)	0.38	0.59
Diluted net income (loss)	$1.16	0.53	0.63	1.92	0.54	0.58	0.42	0.38	0.01	(0.93)	(0.08)	0.37	0.57

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own. Commission sales volumes prior to 2004 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.

QUARTERLY HISTORY	METHANEX CORPORATION 2005 SECOND QUARTER REPORT 19